Exhibit 99.1

FLJ Group Limited Entered into a Definitive Agreement to Acquire Alpha Mind Technology Limited

SHANGHAI, China, November 22, 2023 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), today entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) with Alpha Mind Technology Limited (the “Target Company” or “Alpha Mind”) and the Target Company’s shareholders (the “Sellers”) to acquire all the issued and outstanding shares in the Target Company for an aggregate purchase price of US$180,000,000 or RMB equivalent (the “Acquisition”). Upon the closing of the Acquisition, Alpha Mind will become a wholly-owned subsidiary of the Company. At Closing, the Company shall deliver to each of the Sellers a promissory note (collectively, the “Notes”) in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, and will be secured by all of the issued and outstanding equity of the Target Company and all of the assets of the Target Company and its subsidiaries.

The Equity Acquisition Agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type. There is no assurance that all conditions precedent to the closing of the Acquisition, including among other things, receipt of any applicable regulatory approvals, will be satisfied. If the closing of the Acquisition does not take place within 120 days after the signing of the equity acquisition agreement, either party may terminate the equity acquisition agreement.

About Alpha Mind

Alpha Mind, through its consolidated variable interest entity, operates two primary business units: (a) an insurance agency, and (b) an insurance technology business. The insurance agency operates nationwide in the PRC with a wide range of insurance products, including but not limited to property insurance, homeowner’s insurance, life insurance, health insurance, business insurance and worker’s compensation insurance. The insurance agency is PRC-licensed and works with around 180 insurance carriers. The insurance technology business is focused on operating and developing next-generation insurance technology products in the PRC, including developing SaaS platforms to connect consumers and underwriting support. Alpha Mind is also dedicated to the implementation of artificial intelligence in the insurance technology space. In 2021 and 2022, Alpha Mind’s revenue amounted to US$44.9 million and US$47.4 million, respectively.

Mr. Chengcai Qu, the chief executive officer of the Company, said “We are pleased to welcome Alpha Mind and its team. We are optimistic about the quality of Alpha Mind’s service offerings. We are confident that we can work with the Alpha Mind team to further strengthen its market position in the insurance technology and insurance agency service space.”

CEO of Alpha Mind comments: “We have been overt about our efforts in recent years to provide SaaS platforms in the insurance agency industry to local insurance carrier in China that drive their business growth. We believe the Acquisition will better position us to capture the growth trend in China’s insurance industry leveraging the experience of FLJ’s management team.”

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation

Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close before the long-stop date, or due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the Company’s ability to access financing on favorable terms in a timely manner; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Alpha Mind; the risk that if the Company fails to perform its payment obligations under the terms of the Notes after the closing, the Company will lose control of and no longer be able to consolidate the Target Company; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities or result in significant fluctuations of the market price of the Company’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Alpha Mind to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; any changes in the business or operating prospects of Alpha Mind or its businesses; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; the growth of the insurance industry in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or Alpha Mind, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com